ISSUER FREE WRITING PROSPECTUS No. 199B-1/A† Filed Pursuant to Rule 433 Registration Statement No. 333-137902 Dated October 2, 2007

Performance Securities with Partial Protection

Linked to a Global Index Basket

Strategic Alternatives to Indexing

Deutsche Bank AG, London Branch

$• Securities Linked to a Global Index Basket due on or about October 31, 2011

Investment Description

Performance Securities with Partial Protection Linked to a Global Index Basket (the “Securities”) provide enhanced exposure to potential appreciation of a basket of three global equity indices as well as protection at maturity of 20% of your initial investment. Investments with partial protection of the invested amount can help reduce portfolio risk while maintaining an enhanced exposure to equities. The partial protection feature applies only at maturity. The Securities do not guarantee any return of your initial investment in excess of $2.00 per $10.00 Security. A negative Basket Return of less than -20% will result in a payment at maturity of less than $10.00 per Security.

Features

❑

Growth Potential: The Securities provide the opportunity to receive enhanced equity returns by multiplying any positive Basket Return by the Participation Rate of 110% to 120% (the actual Participation Rate will be determined on the Trade Date). The Securities are not subject to a maximum gain.

❑	Partial Protection of the Invested Amount: At maturity, investors will receive a cash payment equal to at least 20% of their initial investment.

❑	Diversification: Investors can diversify in a partial protection investment linked to a Basket of three global equity indices.

Key Dates1

Trade Date	October 26, 2007
Settlement Date[2]	October 31, 2007
Final Valuation Date[2]	October 26, 2011
Maturity Date[2]	October 31, 2011
CUSIP	25153Q 73 2
ISIN	US25153Q7328

[1]

Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Securities remains the same.

[2]	Subject to postponement in the event of a market disruption event and as described under “Description of Securities—Payment at Maturity” in the accompanying product supplement B-1.
†	This amended and restated term sheet supersedes term sheet no. 199B-1 in its entirety. We refer to this amended and restated term sheet as “term sheet.”

Security Offering

We are offering Performance Securities with Partial Protection Linked to a Global Index Basket. The Securities are linked to a Basket consisting of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei® 225 Index (the “Basket”). The Securities are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the performance of the Basket. The Securities are our senior unsecured obligations and are offered at a minimum investment of $1,000.

See “Additional Terms Specific to the Securities” in this free writing prospectus. The Securities will have the terms specified in the prospectus dated October 10, 2006, the prospectus supplement dated November 13, 2006, product supplement B-1 dated April 27, 2007, underlying supplement no. 2 dated March 29, 2007 and this free writing prospectus. See “Key Risks” in this free writing prospectus and “Risk Factors” in the accompanying product supplement B-1 for risks related to investing in the Securities.

Deutsche Bank AG has filed a registration statement (including the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006, product supplement B-1 dated April 27, 2007 and underlying supplement no. 2 dated March 29, 2007) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest in the Securities, you should read these documents and any other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001159508. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this free writing prospectus if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the Securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. We will notify you in the event of any changes to the terms of the Securities, and you will be asked to accept such changes in connection with your purchase of any Securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the Securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this free writing prospectus, the accompanying prospectus, the prospectus supplement, product supplement B-1 and underlying supplement no. 2. Any representation to the contrary is a criminal offense. The Securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

	Price to Public	Discounts and Commissions(1)	Proceeds to Us
Per Security	$10.00	$0.30	$9.70
Total	$	$	$
(1)	For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information” on the last page of this free writing prospectus.

UBS Financial Services Inc.	Deutsche Bank Securities

Additional Terms Specific to the Securities

You should read this free writing prospectus, together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which the Securities are a part, and the more detailed information contained in product supplement B-1 dated April 27, 2007 and underlying supplement no. 2 dated March 29, 2007. This term sheet supersedes term sheet No. 199B-1 in its entirety. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦	Underlying supplement no. 2 dated March 29, 2007:

http://www.sec.gov/Archives/edgar/data/1159508/000119312507068869/d424b21.pdf

♦	Product supplement B-1 dated April 27, 2007:

http://www.sec.gov/Archives/edgar/data/1159508/000119312507093844/d424b21.pdf

♦	Prospectus supplement dated November 13, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

♦	Prospectus dated October 10, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

References to “Deutsche Bank AG,” “we,” “our” and “us” refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches. In this free writing prospectus, “Securities” refers to the Performance Securities with Partial Protection Linked to a Global Index Basket that are offered hereby, unless the context otherwise requires.

This free writing prospectus, together with the documents listed above, contains the terms of the Securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Key Risks” in this free writing prospectus and “Risk Factors” in the accompanying product supplement, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Securities.

Investor Suitability

The Securities may be suitable for you if:

♦	You seek an investment with a return linked to the performance of the Basket and you seek an investment that has exposure to the economies of the United States, the Eurozone and Japan.

♦	You seek an investment that offers partial protection of your investment when the Securities are held to maturity.

♦	You are willing and able to hold the Securities to maturity.

♦	You do not seek current income from this investment.

♦	You are willing to invest in the Securities based on the range indicated for the Participation Rate (the actual Participation Rate will be determined on the Trade Date).

The Securities may not be suitable for you if:

♦	You do not seek an investment with exposure to the economies reflected in the Basket Indices.

♦	You are unwilling or unable to hold the Securities to maturity.

♦	You seek an investment that is 100% protected against the loss of your initial investment.

♦	You seek current income from your investments.

♦	You seek an investment for which there will be an active secondary market.

Indicative Terms

Issuer	Deutsche Bank AG, London Branch (Aa1)[1]

Issue Price	$10.00 per Security

Term	4 years

Basket	The Securities are linked to a Basket consisting of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei® 225 Index (each, a “Basket Index” and, collectively, the “Basket Indices”).

Basket Weightings	S&P 500® Index (Bloomberg: SPX <Index>)	33.34%
	Dow Jones EURO STOXX 50® Index (Bloomberg: SX5E <Index>	33.33%
	Nikkei® 225 Index (Bloomberg: NKY <Index>)	33.33%

Protection Percentage	20%

Participation Rate	110% to 120%. The actual Participation Rate will be determined on the Trade Date.

Payment at Maturity (per $10.00 Security)

If the Basket Return is positive, you will receive:

$10.00 + [$10.00 x (Basket Return x Participation Rate)]

If the Basket Return is between 0% and -20%, you will receive $10.00 per $10.00 Security.

If the Basket Return is lower than

-20%, you will receive:

$10.00 + [$10.00 x (Basket Return + the Protection Percentage)]

If the Basket Return is lower than

-20%, you could lose up to $8.00 per $10.00 Security.

Basket Return	Basket Ending Level - Basket Starting Level Basket Starting Level

Basket Starting Level	Set equal to 100 on the Trade Date.

Basket Ending Level

The Basket closing level on the Final Valuation Date. On the Final Valuation Date, the Basket closing level will be calculated as follows:

100 x (1 + (33.34% x SPX Return) + (33.33% x SX5E Return) + (33.33% x NKY Return)), where the Return for each Basket Index is the performance of the respective Basket Index, calculated as the percentage change from the respective index closing level on the Trade Date to the respective index closing level on the Final Valuation Date.

Determining Payment at Maturity

In this scenario, you could lose up to 80% of your initial investment depending on how much the Basket declines.

The graph below illustrates the historical performance of the Basket from January 1, 1997 to September 27, 2007. Historical performance of the Basket should not be taken as an indication of future performance.

Source: Deutsche Bank

[1]

Moody’s Investors Service Ltd has assigned a rating of Aa1 to notes, such as the Securities offered hereby, issued under Deutsche Bank AG’s Global Notes Program, Series A. A credit rating is not a recommendation to buy, sell or hold securities, and may be subject to revision at any time by the assigning rating agency.

What are the tax consequences of the Securities?

You should review carefully the section in the accompanying product supplement entitled “Certain U.S. Federal Income Tax Consequences.” We believe that the Securities should be treated as prepaid financial contracts for U.S. federal income tax purposes. Assuming this treatment is respected, your gain or loss on the Securities should be long-term capital gain or loss if you hold the Securities for more than one year. The tax consequences of an investment in the securities are uncertain, however, and if the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the Securities, the timing and/or character of income on the Securities might differ materially and adversely from the description herein. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this free writing prospectus and the accompanying product supplement.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the Securities.

For a discussion of certain German tax considerations relating to the Securities, you may refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

Neither we nor UBS Financial Services Inc. provides any advice on tax matters. You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the Securities, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Scenario Analysis and Examples at Maturity

The following scenario analysis and examples assume a Participation Rate of 115% and a range of Basket Returns. The actual Participation Rate will be set on the Trade Date.

Example 1—The level of the Basket increases by 10% from a Basket Starting Level of 100 to a Basket Ending Level of 110. Because the Basket Ending Level of 110 is greater than the Basket Starting Level of 100, the Basket Return is positive and calculated as follows:

Basket Return = (110 - 100)/100 = 10%

Because the Basket Return is equal to 10%, the payment at maturity is equal to $11.15 per $10.00 Security, calculated as follows:

Payment at maturity per $10.00 Security = $10.00 + ($10.00 x 10% x 115%) = $11.15

Example 2—The level of the Basket decreases by 10% from a Basket Starting Level of 100 to a Basket Ending Level of 90. Because the Basket Ending Level of 90 is less than the Basket Starting Level of 100, the Basket Return is negative and calculated as follows:

Basket Return = (90 - 100)/100 = -10%

Because the Basket Return is equal to -10%, and the decrease in the level of the Basket does not exceed 20%, the payment at maturity is equal to $10.00 per $10.00 Security.

Example 3—The level of the Basket decreases by 30% from a Basket Starting Level of 100 to a Basket Ending Level of 70. Because the Basket Ending Level of 70 is less than the Basket Starting Level of 100, the Basket Return is negative and calculated as follows:

Basket Return = (70 - 100)/100 = -30%

Because the Basket Return is equal to -30%, and the decrease in the level of the Basket exceeds 20%, investors will lose 1% of their initial investment for each 1% that the Basket Return exceeds the Protection Percentage, and the payment at maturity is equal to $9.00 per $10.00 Security calculated as follows:

Payment at maturity per $10.00 Security = $10.00 + [$10.00 x (-30% + 20%)] = $9.00

Key Risks

An investment in the Securities involves significant risks. Some of the risks that apply to an investment in the Securities are summarized below, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the “Risk Factors” section of the accompanying product supplement B-1. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Securities.

♦

Partial Protection of Your Initial Investment Applies Only if You Hold the Securities to Maturity—You should be willing to hold your Securities to maturity. If you sell your Securities prior to maturity in the secondary market, you may have to sell them at a discount and you will not have partial protection to the extent of 20% of your initial investment if there is a decline in the Basket.

♦

Your Investment in the Securities May Result in a Loss—The Securities do not guarantee any return of your initial investment in excess of $2.00 per $10.00 Security. The return on the Securities at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your initial investment will be exposed to any decline in the Basket Ending Level, as compared to the Basket Starting Level, beyond the 20% Protection Percentage. Accordingly, you could lose up to $8.00 for each $10.00 investment that you make in the Securities.

♦

The Basket Indices Are Not Equally Weighted—The Securities are linked to a Basket composed of more than one index, each of which has a different weight in determining the value of the Basket, depending on the index weightings specified in this free writing prospectus. One consequence of such an unequal weighting of the Basket Indices is that the same percentage change in two of the Basket Indices may have a different effect on the Basket closing level.

♦

Changes in the Level of the Basket Indices May Offset Each Other—The Securities are linked to a Basket composed of the Basket Indices. At a time when the level of one or more of the Basket Indices increases, the level of the other Basket Index or Indices may not increase as much or may even decline. Therefore, in calculating the Basket Ending Level, increases in the level of one or more of the Basket Indices may be moderated, or offset, by lesser increases or declines in the level of the other Basket Index or Indices.

♦

No Periodic Coupon Payments, Dividend Payments or Voting Rights—As a holder of the Securities, you will not receive periodic coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of component stocks underlying the Basket Indices would have.

♦

Certain Built-in Costs Are Likely to Adversely Affect the Value of the Securities Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full face amount of your Securities, the original issue price of the Securities includes the agents’ commission and the estimated cost of hedging our obligations under the Securities through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or its affiliates would be willing to purchase Securities from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Securities to maturity.

♦

We Are One of the Companies That Make Up the Dow Jones EURO STOXX 50® Index, but We Are Not Affiliated with Any Other Company Included in the Dow Jones EURO STOXX 50® Index, the S&P 500® Index or the Nikkei® 225 Index—We are one of the companies that make up the Dow Jones EURO STOXX 50® Index, but we are not affiliated with any of the other companies whose stock is included in the Dow Jones EURO STOXX 50® Index, the S&P 500® Index or the Nikkei® 225 Index. As a result, we will have no ability to control the actions of such other companies, including actions that could affect the value of the stocks underlying the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the Nikkei® 225 Index or your Securities. None of the money you pay us will go to the respective sponsors of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei® 225 Index (the “Sponsors”), or any of the other companies included in the S&P 500® Index, the Dow Jones EURO STOXX 50® Index or the Nikkei® 225 Index, and none of those companies will be involved in the offering of the Securities in any way. Neither those companies nor the Sponsors will have any obligation to consider your interests as a holder of the Securities in taking any corporate actions that might affect the value of your Securities.

♦

Lack of Liquidity—The Securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intends to offer to purchase the Securities in the secondary market but is not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell your Securities easily. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates is willing to buy the Securities.

♦

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Securities, including acting as calculation agent and hedging our obligations under the Securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Securities.

♦

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that May Be Inconsistent with Investing in or Holding the Securities. Any Such Research, Opinions or Recommendations Could Affect the Level of the Basket to Which the Securities Are Linked or the Value of the Securities—We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Securities, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Securities. We, our affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the Securities. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Securities and the Basket Indices to which the Securities are linked.

♦

Many Economic and Market Factors Will Impact the Value of the Securities—In addition to the level of the Basket on any day, the value of the Securities will be affected by a number of economic and market factors that may either offset or magnify each other, including: the expected volatility of the Basket Indices; the time to maturity of the Securities; the market prices and dividend rates on the component stocks underlying the Basket Indices; interest and yield rates in the market generally and in the markets of the component stocks underlying the Basket Indices; a variety of economic, financial, political, regulatory or judicial events; the exchange rates and the volatility of the exchange rates between the U.S. dollar and the currencies in which the component stocks underlying the Basket Indices are based; supply and demand for the Securities; and our creditworthiness, including actual or anticipated downgrades in our credit ratings.

♦

Uncertain Tax Treatment—Significant aspects of the tax treatment of the Securities are uncertain, and no assurance can be given that the IRS will accept, or a court will uphold, the tax consequences described in this free writing prospectus or in the accompanying product supplement B-1.

The S&P 500® INDEX

The S&P 500® Index is published by Standard & Poor’s (“S&P”), a division of The McGraw-Hill Companies, Inc. As discussed more fully in the underlying supplement No. 2 under the heading “The S&P 500® Index,” the S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the value of the S&P 500® Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the S&P 500® Index, with the number of companies included in each group as of August 31, 2007 indicated below: Consumer Discretionary (88); Consumer Staples (39); Energy (32); Financials (93); Health Care (53); Industrials (53); Information Technology (74); Materials (28); Telecommunications Services (9); and Utilities (31).

You can obtain the level of the S&P 500® Index at any time from the Bloomberg Financial Markets page “SPX <Index> <GO>“ or from the S&P website at www.standardandpoors.com.

The graph below illustrates the performance of the S&P 500® Index from January 1, 1997 to September 27, 2007. The historical levels of the S&P 500® Index should not be taken as an indication of future performance.

Source: Bloomberg L.P.

The S&P 500® Index closing level on September 27, 2007 was 1531.38.

The information on the S&P 500® Index provided in this free writing prospectus should be read together with the discussion under the heading “The S&P 500® Index” in the underlying supplement No. 2. Information contained in the S&P website and Bloomberg Financial Markets page referenced above is not incorporated by reference herein.

Dow Jones EURO STOXX 50® INDEX

The Dow Jones EURO STOXX 50® Index is sponsored by STOXX Limited. As discussed more fully in underlying supplement no. 2 under the heading “The Dow Jones EURO STOXX 50® Index,” the Dow Jones EURO STOXX 50® Index is a free float-adjusted market capitalization index that seeks to provide exposure to European large capitalization equity securities. The Dow Jones EURO STOXX 50® Index universe is defined as all components of the 18 Dow Jones EURO STOXX Supersector indices. The Dow Jones EURO STOXX Supersector indices represent the Eurozone portion of the Dow Jones STOXX Total Market Index, which in turn covers 95% of the total market capitalization of the stocks traded on the major exchanges of 12 European countries. The Dow Jones EURO STOXX 50® Index universe includes Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain.

You can obtain the level of the Dow Jones EURO STOXX 50® Index at any time from the Bloomberg Financial Markets page “SX5E <Index> <GO>“ or from the STOXX website at www.stoxx.com.

The graph below illustrates the performance of the Dow Jones EURO STOXX 50® Index from January 1, 1997 to September 27, 2007. The historical levels of the Dow Jones EURO STOXX 50® Index should not be taken as an indication of future performance.

Source: Bloomberg L.P.

The Dow Jones EURO STOXX 50® Index closing level on September 27, 2007 was 4388.98.

The information on the Dow Jones EURO STOXX 50® Index provided in this free writing prospectus should be read together with the discussion under the heading “The Dow Jones EURO STOXX 50® Index” in underlying supplement no. 2. Information contained in the STOXX website and Bloomberg Financial Markets page referenced above is not incorporated by reference herein.

The Nikkei® 225 Index

The Nikkei® 225 Index is published and disseminated by Nikkei Inc. As discussed more fully in underlying supplement no. 2 under the heading “The Nikkei® 225 Index,” the Nikkei® 225 Index is a modified, price-weighted average index of 225 Japanese companies listed in the First Section of the Tokyo Stock Exchange that measures the composite price performance of selected Japanese stocks. The 225 companies included in the Nikkei® 225 Index are divided into six sector categories: Technology, Financials, Consumer Goods, Materials, Capital Goods/Others and Transportation and Utilities.

You can obtain the level of the Nikkei® 225 Index at any time from the Bloomberg Financial Markets page “NKY <Index> <GO>“ or from the Nikkei website at www.nni.nikkei.co.jp.

The graph below illustrates the performance of the Nikkei® 225 Index from January 1, 1997 to September 27, 2007. The historical levels of the Nikkei® 225 Index should not be taken as an indication of future performance.

Source: Bloomberg L.P.

The Nikkei® 225 Index closing level on September 27, 2007 was 16832.22.

The information on the Nikkei® 225 Index provided in this free writing prospectus should be read together with the discussion under the heading “The Nikkei® 225 Index” in underlying supplement no. 2. Information contained in the Nikkei website and Bloomberg Financial Markets page referenced above is not incorporated by reference herein.

Supplemental Underwriting Information

UBS Financial Services Inc. and its affiliates, and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will receive discounts and commissions of $0.30 per $10.00 Security face amount. We have agreed that UBS Financial Services Inc. may sell all or part of the Securities that it purchases from us to its affiliates at the price to the public indicated on the cover of this free writing prospectus minus a concession not to exceed the discounts and commissions indicated on the cover. See “Underwriting” in the accompanying product supplement.